

July 25, 2012

Via E-mail
James A. Wilhelm
President and Chief Executive Officer
Standard Parking Corporation
900 N. Michigan Avenue
Suite 1600
Chicago, IL 60611-1542

> **Re:** **Standard Parking Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **And Documents Incorporated by Reference**
> **Filed July 19, 2012**
> **File No. 000-50796**

Dear Mr. Wilhelm:

   We have reviewed your responses to the comments in our letter dated July 3, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Risk Factors, page 14

Third parties may terminate or alter existing contracts with Central Parking, page 21

1. We note your revised disclosure in response to our prior comment 6 that "Central Parking reviewed its top 50 leases based on amounts derived from Central Parking's EBITDA for the fiscal year ended September 2011 for change of control provisions." Please revise to quantify the relative size of the top 50 leases by percentage of total revenue, contribution to EBITDA or otherwise.

Unaudited Pro Forma Combined Financial Information, page 130

Notes to the Unaudited Pro Forma Combined Financial Information, page 137

Notes to Unaudited Pro Forma Combined Statement of Operations, page 145

2. Reference is made to note (4), footnote (b) on page 147. We note that the calculation of interest related to the $200,000 revolving credit facility is based upon a utilization of $78,535; however, note (F) on page 143 and page 131 indicate that $72,900 will be borrowed. Please revise your filing to reconcile this discrepancy.

3. We note your response to our prior comment 18. Please revise footnote (6) and (7) to separately quantify the pro forma adjustment amounts related to (1) the elimination of historical revenue and cost of parking services on the owned real property and (2) the recognition of the revenue and cost of parking services on those owned properties that have been converted to leased real property as if they had operated under the lease agreements or for a management fee as if they had operated under management agreements during the period.

4. We note your response to our prior comment 19. In this regard, please note that the statutory tax rate should be used to calculate the income tax effect of pro forma adjustments. Please refer to instruction 7 of Article 11-02 of Regulation S-X and revise accordingly.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Mark D. Wood
        Katten Muchin Rosenman LLP